Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

July 26, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

Attention:  Ms. Lyn Shenk

RE:         Magna International Inc.

Form 40-F for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No. 001-11444

Dear Lyn:

Thank you for your letter dated June 28, 2011 providing comments on Magna International Inc.’s (“Magna” or the “Company”) Form 40-F for the Fiscal Year Ended December 31, 2010. Set forth below are the Company’s responses to your comments. For your convenience, we have reproduced each of your comments in the order provided, followed by the Company’s corresponding response.

Form 40-F for Fiscal Year Ended December 31, 2010

Exhibit 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1.      We note your disclosure regarding the changes in factors such as vehicle production volumes and average dollar content per vehicle. In addition to providing these disclosures, please revise to quantify the aggregate impacts of these changes on revenues. For example, please revise to quantify the actual dollar amount of aggregate revenue change during the period attributed to a change in vehicle production volumes. Please provide us with your proposed revised disclosure.

We note your comment. However, in order to gather the necessary information to comply, the Company will need to make certain changes to financial reporting systems and processes.  We will continue to work with the SEC staff in this regard and in future MD&A, we will continue our efforts to provide further quantitative information about factors that have had a material impact on reported revenue and other significant performance measures.

2.      When two or more factors are cited to which changes are attributable, please quantify each factor so that readers may understand the magnitude of each. For example, in the discussion of “external production sales-rest of the world” for 2010 and 2009 you attribute the sales increase to five different factors, offset by two other factors, without quantification of any of the factors. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. Please provide us with your proposed revised disclosure.

We note your comment. In future MD&A, we will attempt to provide further quantitative information about factors that have had a material impact on reported revenue and other significant performance measures.

Discussion of the change in “External production sales — Rest of the World” in the Company’s future MD&A will be expanded as follows (the illustration below is based on the Company’s first quarter 2011 MD&A):

External Production Sales — Rest of World

External production sales in Rest of World increased 69% or $129 million to $316 million for the first quarter of 2011 compared to $187 million for the first quarter of 2010. The increase in production sales is primarily as a result of:

•    acquisitions completed during or subsequent to the first quarter of 2010 including Resil Minas, Pabsa S.A. and a roof systems facility in Japan, which positively impacted sales by $57 million;

•    the launch of new programs during or subsequent to the first quarter of 2010 in China and Brazil;

•    an increase in production on certain programs in China and India; and

•    an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi and Brazilian real, each against the U.S. dollar.

3.      Please quantify, discuss, and analyze the changes in costs of goods sold in addition to your current disclosure which is made in the context of gross margin. Please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent changes in these components had a material impact on reported results. Please provide us with your proposed revised disclosure.

We note your comment.  The Company will amend future filings to analyse the costs of goods sold line item as reported in its consolidated financial statements.  However, we recognize that judgment is required in determining the level of quantitative detail necessary to ensure the Company’s performance is adequately explained. In future MD&A, we will endeavour to provide further quantitative information about specific factors when such data is reliable and has a material impact to understanding the Company’s key financial performance measures.

Discussion of the change in “Cost of Goods Sold” in the Company’s future MD&A will be revised as follows (the illustration below is based on the Company’s first quarter 2011 MD&A):

Cost of Goods Sold

Cost of goods sold increased $1.6 billion to $6.3 billion for the first quarter of 2011 compared to $4.7 billion for the first quarter of 2010 and cost of goods sold as a percentage of total sales increased to 87.8% for the first quarter of 2011 compared to 87.3% for the first quarter of 2010. The increase in cost of goods sold as a percentage of total sales was substantially due to:

•    an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•    an increase in tooling sales that have low or no margins;

•    operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•    higher costs related to launches at our components business;

•    increased commodity costs;

•    pre-operating costs incurred at new facilities; and

•    net customer price concessions subsequent to the first quarter of 2010.

These factors were partially offset by:

•    increased gross margin earned as a result of significantly higher vehicle production volumes;

•    lower costs incurred related to launches at our complete vehicle assembly operations; and

•    productivity and efficiency improvements at certain facilities.

As requested in your letter dated June 28, 2011, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that we will forward a copy of your letter and this response to the Company’s audit committee. In addition, our independent auditors have received a copy of your letter and have reviewed this response.

Please feel free to contact me if you have any further questions or comments.

Yours very truly,

/s/ Bassem Shakeel
Bassem Shakeel
Vice-President and Secretary

c.c.	Members of the Magna International Inc. Audit Committee
Vince Galifi, Executive Vice-President and Chief Financial Officer
Jeff Palmer, Executive Vice-President and Chief Legal Officer
Pat McCann, Vice-President, Finance
Don Linsdell, Ernst & Young LLP